FORM 4

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer                          OMB APPROVAL
    subject to Section 16. Form 4                   OMB Number    3235-0287
    or Form 5 obligations may                       Expires:   May 31, 1994
    continue. See Instruction 1(b).                 Estimated average burden
                                                    hours per response...0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

       British Airways Plc
   (Last)      (First)     (Middle)

        Speedbird House, Heathrow Airport (London)
                (Street)

             Hounslow TW6 2JA, England
   (City)      (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol

     US Airways Group, Inc.        U

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

      May, 1997

5. If Amendment, Date of Original (Month/Year)

      Form 3 filed in January, 1993

6. Relationship of Reporting Person to Issuer (Check all applicable)

   ____ Director                    __X_ 10% Owner
   ____ Officer (give title below)  ____ Other (specify below)

   ___________________________________________________________

        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                           OR BENEFICIALLY OWNED



                                                                                                          6. Owner-   7. Nature
                                             3. Trans-                                  5. Amount of      ship Form:  of Indirect
                              2. Trans-      action           4. Securities Acquired    Securities Bene-  Direct      Bene-
                              action         Code             (A) or Disposed of (D)    ficially Owned    (D) or      ficial
                              Date           (Instr. 8)       (Instr. 3, 4 and 5)       at End of         Indirect    Owner-
1.  Title of Security         (Month/Day/                             (A) or            Month             (I)         ship
    (Instr. 3)                 Year)          Code    V       Amount   (D)    Price     (Instr. 3 and 4)  (Instr. 4)  (Instr. 4)


Common Stock                    5/22/97       C             14,458,851  A      $19.41      none            I           *
Common Stock                    5/27/97       S             14,458,851  D      $34.50      none            I           *


------------

* Held by BritAir Acquisition Corp. Inc., a wholly-owned subsidiary of the Reporting Person.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                        (Over)
                     (Print or Type Responses)                 SEC 1474 (8/92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


 1.  Title of        2. Conversion or   3. Transaction Date   4. Transaction    5. Number of Derivative   6. Date Exercisable
     Derivative         Exercise Price                           Code              Securities Acquired       and Expiration Date
     Security           of Derivative      (Month/Day/Year)                        (A) or Disposed of (D)
     (Instr. 3)         Security                                 (Instr. 8)        (Instr. 3, 4, and 5)        (Month/Day/Year)

                                                                 Code     V          (A)       (D)           Date Exer-  Expiration
                                                                                                             cisable     Date
Series F Cumulative
Convertible Preferred
Stock                                       5/22/97            D*                              1940.636      **           **

Series F Cumulative
Convertible Preferred
Stock                    $19.41             5/27/97            C                               28,059.364    **           **

Series T-1 Cumulative
Convertible Exchangeable
Senior Preferred Stock                      5/22/97            D*                                 152.1      **           **

Series T-2 Cumulative
Convertible Exchangeable
Senior Preferred Stock                      5/22/97            D*                                9,918.8     **           **





 7. Title and Amount of    8. Price of         9. Number of Derivative  10. Ownership   11. Nature of Indirect
    Underlying Securities     Derivative          Securities Bene-          Form of         Beneficial Ownership
                              Security            ficially Owned            Derivative      (Instr. 4)
    (Instr. 3 and 4)                              at End of Month           Security:
                              (Instr. 5)                                    Direct (D)
                                                  (Instr. 4)                or In-
                                                                            direct (I)
                                                                            (Instr. 4)

    Title         Amount or
                  Number of
                  Shares


Common Stock     1,000,000       $12,693.71       none                      I               ***

Common Stock     14,458,851                       none                      I               ***

Common Stock       74,195         12,926.81       none                      I               ***

Common Stock     3,757,500       $10,037.88       none                      I               ***



----------

* Based on assumptions derived from the nature of the transaction and the representations made by the Issuer in connection with the sale.
** The Series F Cumulative Convertible Senior Preferred Stock, the Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock, and the Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (collectively, the "Preferred Stock") was issued to the Reporting Person pursuant to the terms of an Investment Agreement between the Reporting Person and the Issuer, dated January 21, 1993 (the "Investment Agreement"). The Preferred Stock is mandatorily redeemable on January 21, 2008. The Preferred Stock is optionally redeemable upon the occurrence of certain events. Subject to certain provisions contained in the Investment Agreement and in the Certificates of Designation of the Preferred Stock, each share of the Preferred Stock is entitled to one vote for each share of Common Stock into which it is convertible on each matter submitted to a vote of the Issuer's stockholders.
*** Held by BritAir Acquisition Corp. Inc., a wholly-owned subsidiary of the Reporting Person.

Explanation of Responses:






**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).





/s/ David Erich                                        06/10/97

**Signature of Reporting Person                        Date

Authorized Representative, British Airways Plc



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2
SEC 1474 (8/92)

FORM 4

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer                          OMB APPROVAL
    subject to Section 16. Form 4                   OMB Number    3235-0287
    or Form 5 obligations may                       Expires:   May 31, 1994
    continue. See Instruction 1(b).                 Estimated average burden
                                                    hours per response...0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

       BritAir Acquisition Corp. Inc.
   (Last)      (First)     (Middle)

      1105 North Market Street, Suite 1300, PO Box 8985
                (Street)

             Wilmington, DE 19899
   (City)      (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol

     US Airways Group, Inc.        U

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

      May, 1997

5. If Amendment, Date of Original (Month/Year)

      Form 3 filed in January, 1993

6. Relationship of Reporting Person to Issuer (Check all applicable)

   ____ Director                    __X_ 10% Owner
   ____ Officer (give title below)  ____ Other (specify below)

   ___________________________________________________________

        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                           OR BENEFICIALLY OWNED



                                                                                                          6. Owner-   7. Nature
                                             3. Trans-                                  5. Amount of      ship Form:  of Indirect
                              2. Trans-      action           4. Securities Acquired    Securities Bene-  Direct      Bene-
                              action         Code             (A) or Disposed of (D)    ficially Owned    (D) or      ficial
                              Date           (Instr. 8)       (Instr. 3, 4 and 5)       at End of         Indirect    Owner-
1.  Title of Security         (Month/Day/                             (A) or            Month             (I)         ship
    (Instr. 3)                 Year)          Code    V       Amount   (D)    Price     (Instr. 3 and 4)  (Instr. 4)  (Instr. 4)


Common Stock                    5/22/97       C             14,458,851  A      $19.41      none            D
Common Stock                    5/27/97       S             14,458,852  D      $34.50      none            D




Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                        (Over)
                     (Print or Type Responses)                 SEC 1474 (8/92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


 1.  Title of        2. Conversion or   3. Transaction Date   4. Transaction    5. Number of Derivative   6. Date Exercisable
     Derivative         Exercise Price                           Code              Securities Acquired       and Expiration Date
     Security           of Derivative      (Month/Day/Year)                        (A) or Disposed of (D)
     (Instr. 3)         Security                                 (Instr. 8)        (Instr. 3, 4, and 5)        (Month/Day/Year)

                                                                 Code     V          (A)       (D)           Date Exer-  Expiration
                                                                                                             cisable     Date
Series F Cumulative
Convertible Preferred
Stock                                       5/22/97            D*                              1940.636      **           **

Series F Cumulative
Convertible Preferred
Stock                    $19.41             5/27/97            C                               28,059.364    **           **

Series T-1 Cumulative
Convertible Exchangeable
Senior Preferred Stock                      5/22/97            D*                                 152.1      **           **

Series T-2 Cumulative
Convertible Exchangeable
Senior Preferred Stock                      5/22/97            D*                                9,918.8     **           **





 7. Title and Amount of    8. Price of         9. Number of Derivative  10. Ownership   11. Nature of Indirect
    Underlying Securities     Derivative          Securities Bene-          Form of         Beneficial Ownership
                              Security            ficially Owned            Derivative      (Instr. 4)
    (Instr. 3 and 4)                              at End of Month           Security:
                              (Instr. 5)                                    Direct (D)
                                                  (Instr. 4)                or In-
                                                                            direct (I)
                                                                            (Instr. 4)

    Title         Amount or
                  Number of
                  Shares


Common Stock     1,000,000       $12,693.71       none                      D

Common Stock     14,458,851                       none                      D

Common Stock       74,195         12,926.81       none                      D

Common Stock     3,757,500       $10,037.88       none                      D



----------

* Based on assumptions derived from the nature of the transaction and the representations made by the Issuer in connection with the sale.
** The Series F Cumulative Convertible Senior Preferred Stock, the Series T-1 Cumulative Convertible Exchangeable Senior Preferred Stock, and the Series T-2 Cumulative Convertible Exchangeable Senior Preferred Stock (collectively, the "Preferred Stock") was issued to the Reporting Person pursuant to the terms of an Investment Agreement between the Reporting Person and the Issuer, dated January 21, 1993 (the "Investment Agreement"). The Preferred Stock is mandatorily redeemable on January 21, 2008. The Preferred Stock is optionally redeemable upon the occurrence of certain events. Subject to certain provisions contained in the Investment Agreement and in the Certificates of Designation of the Preferred Stock, each share of the Preferred Stock is entitled to one vote for each share of Common Stock into which it is convertible on each matter submitted to a vote of the Issuer's stockholders.

Explanation of Responses:






**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




/s/ Paul Jasinski                                      06/10/97


**Signature of Reporting Person                        Date

Secretary, BritAir Acquisition Corp., Inc.


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2
SEC 1474 (8/92)